			Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	2010	2011	2012	2013	2014

GROSS G&A	73,932	87,789	89,663	88,818	78,480
NET G&A	37,023	45,325	47,097	45,423	39,629
INTEREST EXPENSE, NET	33,437	35,566	57,303	69,382	73,207
RENTAL & LEASE EXPENSE	5,181	5,642	5,636	6,046	4,679
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	72,225	131,125	37,773	198	(433,470)
CAPITALIZED INTEREST	7,408	7,667	7,890	7,223	5,024

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	50.08%	51.63%	52.53%	51.14%	50.5%
NON-CAPITAL RENT EXPENSE	2,594	2,913	2,960	3,092	2,363
1/3 NON-CAPITAL RENT EXPENSE	865	971	987	1,031	788
FIXED CHARGES	41,710	44,204	66,180	77,636	79,019
EARNINGS	106,527	167,662	96,063	70,611	(359,475)

RATIO OF EARNINGS TO FIXED CHARGES	2.55	3.79	1.45	0.91	—

Amount needed for a "break-even" ratio earnings					438,494

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the non-cash charge incurred in the fourth quarter of 2014 caused by a write-down in the carrying value of oil and gas properties, 2014 earnings were insufficient by $438.5 million to cover fixed charges.